UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 1, 2009

Commission File Number: 333-146371

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ArcelorMittal has executed the agreements dated as of April 29, 2009 attached hereto as Exhibits 99.1 and 99.2, each hereby incorporated by reference into this report on Form 6-K.

Exhibit 99.1 shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-158875) and the prospectus incorporated therein, each dated April 29, 2009. Exhibit 99.2 shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-158876) and the prospectus incorporated therein, each dated April 29, 2009.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Underwriting Agreement in connection with the offering of 5.00% Convertible Senior Notes.

Exhibit 99.2	Underwriting Agreement in connection with the offering of 125,143,915 Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2009

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Underwriting Agreement in connection with the offering of 5.00% Convertible Senior Notes.

Exhibit 99.2	Underwriting Agreement in connection with the offering of 125,143,915 Common Shares.